PURCHASE AGREEMENT

The RBB Fund, Inc. (the “Company”), a Maryland corporation, and Campbell & Company Investment Adviser LLC (“Campbell”), intending to be legally bound, hereby agree with each other as follows:

1.  The Company hereby offers Campbell and Campbell hereby purchases one (1) share of the Campbell Advantage Fund (the “Fund”) (par value $.001 per share) at price per Share equivalent to the net asset value per share of the Fund as determined on May 20, 2019.

2.  The Company hereby acknowledges receipt from Campbell of funds in the amount of $20 in full payment for the Share.

3.  Campbell represents and warrants to the Company that the Share is being acquired for investment purposes and not with a view to the distribution thereof.

4.  This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 20th day of May, 2019.

THE RBB FUND, INC.

By:	/s/ Salvatore Faia
Name:	Salvatore Faia
Title	President

CAMPBELL & COMPANY INVESTMENT ADVISER LLC

By:	/s/ Thomas P. Lloyd
Name:	Thomas P. Lloyd
Title:	Secretary

By:	/s/ Gabriel A. Morris
Name:	Gabriel A. Morris
Title:	Managing Director